UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 January 2021
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Notice of EGM

CRH plc
(the "Company")

15th January 2021
 NOTICE OF EXTRAORDINARY GENERAL MEETING & CLASS MEETINGS

Extraordinary General Meeting ("EGM")

An EGM of the Company will be held at Stonemason's Way, Dublin 16, Ireland on Tuesday, 9th February 2021 at 11.00 a.m. in order for shareholders to consider, and if deemed appropriate, approve certain resolutions required to facilitate the migration of the Company's shares currently held electronically in the UK-based CREST settlement system to the Belgian-based Euroclear Bank SA/NV system (the "Migration").

As a result of the withdrawal of the UK from the EU, the CREST settlement system will soon no longer be able to provide settlement services to Irish incorporated listed companies.  Approval of the resolutions is, therefore, necessary to ensure that the Company's shares can continue to be held and settled electronically when they are traded on the London Stock Exchange and Euronext Dublin and remain eligible for continued admission to trading and listing on those exchanges.

In addition to seeking approval for the Migration, authority is being sought from shareholders to approve the simplification of CRH's share capital by the surrender and cancellation of the Income Shares.

A shareholder circular (the "Circular"), which sets out details of the proposed business of the EGM, has been published by the Company, together with the EGM Notice and a Form of Proxy (together, the "EGM Documents").  Copies of the EGM Documents will be posted to shareholders today.

Copies of the EGM Documents are available on the Company's website, www.crh.com/investors/shareholder-centre, together with copies of the documents referred to in the Circular.

Shareholders should read the Circular in its entirety, including the documents referred to therein, and consider whether or not to vote in favour of the Resolutions in light of the information contained in the Circular.

Class Meetings

In accordance with the Company's Articles of Association, separate class meetings will also be held in respect of the Company's 5% Cumulative Preference Shares and 7% "A" Cumulative Preference Shares at Stonemason's Way, Dublin 16, Ireland on Tuesday, 9th February 2021 at 12.00 p.m. and 12.30 p.m. respectively in order for preference shareholders to consider, and if deemed appropriate, approve any changes in the rights of preference shareholders resulting from the Migration.  Notices convening the class meetings have been posted to relevant shareholders today, together with the relevant Forms of Proxy (together, the "Class Meeting Documents").

Copies of the Class Meeting Documents are also available on the Company's website, www.crh.com/investors/shareholder-centre.

COVID-19 / Meeting Arrangements

The well-being of CRH's shareholders and other stakeholders is a primary concern for the CRH Board.
We are closely monitoring the COVID-19 situation and any advice by the Government of Ireland in relation to the pandemic. We will take all recommendations and applicable law into account in the arrangements for the holding of the EGM. If the current (or similarly more extensive) restrictions relating to COVID-19 are in force at the time of the EGM, the Company will be required to hold the EGM as a closed meeting (i.e. not generally open to the public). The CRH Board encourages all shareholders to vote by proxy by appointing the chairman of the meeting as their proxy to vote on their behalf. If you appoint someone other than the chairman of the meeting to be your proxy, that person is unlikely to be able to attend the EGM if the prevailing COVID-19 measures require the Company to conduct the EGM as a closed meeting.

Continued shareholder engagement remains important to the CRH Board and, accordingly, a live audio-cast of the EGM will be made available to shareholders, who will also have the facility to submit questions remotely.

Detailed instructions on proxy voting and how to access the audio-cast are set out in the relevant notices.

The Company continues to monitor the impact of COVID-19 and any relevant updates regarding the
EGM, including any changes to the arrangements outlined in this Circular, will be available on www.crh.com/investors/shareholder-centre.

Listing Rules Requirements

Copies of the EGM Documents and Class Meeting Documents have been submitted to the U.K. National Storage Mechanism and Euronext Dublin and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

and at:

Companies Announcement Office
Euronext Dublin
28 Anglesea Street
Dublin 2
Tel. no: + 353 1 617 4200

Arthur Cox
12 Gough Square,
London,
EC4A 3DW,
United Kingdom

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 15 January 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary